

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, CO 80290

  **Re:  Whiting Petroleum Corporation**
      **Form 10-K for Fiscal Year Ended December 31, 2009**
      **Filed March 1, 2010**
      **File No. 1-31899**

Dear Mr. Volker:

  We have completed our review of your 2009 Form 10-K, and do not, at this time, have any further comments.

         Sincerely,

         H. Roger Schwall
         Assistant Director